Exhibit 99.A

                         KIEWIT CONSTRUCTION & MINING GROUP

                         Index to Financial Statements and
                       Management's Discussion and Analysis of
                     Financial Condition and Results of Operations


Financial Statements:

 Condensed Statements of Earnings for the three months ended September 30, 1997 and 1996 and the nine months ended
  September 30, 1997 and 1996
 Condensed Balance Sheets as of September 30, 1997 and
  December 28, 1996
 Condensed Statements of Cash Flows for the nine months
  ended September 30, 1997 and 1996
 Notes to Condensed Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations


                   KIEWIT CONSTRUCTION & MINING GROUP

                    Condensed Statements of Earnings
                              (unaudited)

                                       Three Months Ended    Nine Months Ended
                                          September 30,        September 30,
(dollars in millions, except
  per share data)                      1997          1996     1997       1996

Revenue                              $  824       $   651    $ 1,968   $ 1,729
Cost of Revenue                        (751)         (579)    (1,781)   (1,573)
                                     ------       -------    -------   -------
                                         73            72        187       156

General and Administrative Expenses     (34)          (26)      (103)      (85)
                                     ------      --------    -------   -------
Operating Earnings                       39            46         84        71

Other Income (Expense):
 Investment Income, net                   3             5         10        12
 Interest Expense, net                   (2)            -         (3)       (2)
 Other, net                              15            12         50        41
                                     ------      --------     ------    ------
                                         16            17         57        51
                                     ------      --------     ------    ------

Earnings Before Income Taxes
  and Minority Interest                  55            63        141       122

Provision for Income Taxes              (21)          (24)       (56)      (47)

Minority Interest                         -             -         (1)        -
                                     ------     ---------     ------    ------

Net Earnings                         $   34     $      39     $   84    $   75
                                     ======     =========     ======    ======

Primary Earnings per Share           $ 3.38     $    3.64     $ 8.76    $ 7.18
                                     ======     =========     ======    ======

Fully Diluted Earnings per Share     $ 3.26     $    3.53     $ 8.42    $ 6.97
                                     ======     =========     ======    ======



See accompanying notes to condensed financial statements.

                       KIEWIT CONSTRUCTION & MINING GROUP

                           Condensed Balance Sheets


                                                   September 30,   December 28,
                                                        1997            1996
(dollars in millions)                                (unaudited)

Assets

Current Assets:
 Cash and cash equivalents                             $    249       $   173
 Marketable securities                                       34            54
 Receivables, less allowance of $15 and $17                 429           289
 Costs and earnings in excess of
  billings on uncompleted contracts                         118            80
 Investment in construction joint ventures                  148            91
 Recoverable income taxes                                    25             6
 Deferred income taxes                                       64            64
 Other                                                       15            13
                                                       --------       -------
Total Current Assets                                      1,082           770

Property, Plant and Equipment, less accumulated
 depreciation and amortization of $435 and $429             210           165
Investments                                                  59            94
Other Assets                                                 33            13
                                                       --------      --------
                                                       $  1,384      $  1,042
                                                       ========      ========
Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable, including retainage
  of $35 and $33                                       $    250      $    164
 Current portion of long-term debt                           10             -
 Accrued construction costs and billings in excess
  of revenue on uncompleted contracts                       299           112
 Accrued insurance costs                                     86            81
 Other                                                       48            46
                                                       --------     ---------
Total Current Liabilities                                   693           403

Long-Term Debt, less current portion                         17            12
Other Liabilities                                            71            65
Minority Interest                                            10             -

Stockholders' Equity
 ($403 million aggregate redemption value):
   10,082,829 outstanding shares in 1997 and
   11,006,641 in 1996
  Common equity                                             606           568
  Net unrealized holding loss                                (5)           (1)
  Foreign currency adjustment                                (8)           (5)
                                                       --------     ---------
Total Stockholders' Equity                                  593           562
                                                       --------     ---------
                                                       $  1,384     $   1,042
                                                       ========     =========

See accompanying notes to condensed financial statements.

                  KIEWIT CONSTRUCTION & MINING GROUP

                   Condensed Statements of Cash Flows
                             (unaudited)

                                                      Nine Months Ended
                                                         September 30,
(dollars in millions)                                  1997        1996

Cash flows from operations:
 Net cash provided by operations                      $  170       $ 117

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities                                   51         174
 Purchases of marketable securities                      (24)       (165)
 Proceeds from sales of property, plant and equipment     34          21
 Acquisitions and investments, net                       (16)         (3)
 Capital expenditures                                    (89)        (60)
 Other                                                     -           3
                                                      ------        ----
  Net cash used in investing activities                  (44)        (30)

Cash flows from financing activities:
 Proceeds from long-term debt borrowings                    3          -
 Payments on long-term debt, including current portion      -         (2)
 Net change in short-term borrowings                        -        (45)
 Issuance of common stock                                  34         27
 Repurchases of common stock                               (2)        (4)
 Dividends paid                                           (13)       (12)
 Exchange of Class B&C Stock for Class D Stock, net       (72)       (19)
                                                       ------      -----
  Net cash used in financing activities                   (50)       (55)
                                                       ------      -----
  Net increase in cash and cash equivalents                76         32

Cash and cash equivalents at beginning of period          173         94
                                                       ------      -----

Cash and cash equivalents at end of period             $  249      $ 126
                                                       ======      =====


See accompanying notes to condensed financial statements.

                      KIEWIT CONSTRUCTION & MINING GROUP

                   Notes to Condensed Financial Statements

1. Basis of Presentation:

The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 28, 1996 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 28, 1996.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

On July 1, 1997, the Group paid $5 million to increase its ownership in ME Holding Inc. ("ME Holding") from 49% to 80%. The Group consolidated ME Holding in its 1997 financial statements and accounted for it using the equity method in 1996. The purchase price of $5 million was in the form of a note payable to the minority shareholder and is payable on demand.

Receivables at September 30, 1997 and December 28, 1996 include approximately $74 million and $86 million of retainage on uncompleted projects, the majority of which is expected to be collected within one year. Included in accounts receivable are $44 million and $53 million of securities which are being held by owners of various construction projects in lieu of retainage.

The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2. Earnings Per Share:

Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. In addition, fully diluted earnings per share reflect the dilutive effect of convertible debentures. The numbers of shares used in computing earnings per share were as follows:

                                   Three Months Ended      Nine Months Ended
                                        September 30,        September 30,
                                     1997        1996      1997       1996

  Primary                          10,086,016  11,013,724  9,570,079 10,542,158
  Fully Diluted                    10,522,849  11,368,613 10,006,912 10,899,549


In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share". The statement establishes standards for computing and presenting earnings per share and requires the restatement of prior period earnings per share data presented. This statement is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is not permitted. Basic and diluted earnings per share, as defined in SFAS No. 128, are not expected to vary significantly from the primary and fully diluted earnings per share shown on the statements of earnings.

3. Summarized Financial Information:

The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and items attributable to the Group are as follows:

(dollars in millions)

                                                   September 30, December 28,
                                                        1997        1996

 Cash and marketable securities                       $    11      $    13
 Property, plant and equipment, net                         5            5
 Other assets                                               2            1
                                                      -------      -------
  Total Assets                                        $    18      $    19
                                                      =======      =======

 Accounts payable                                     $     2      $     8
 Long-term debt, including current portion                 11           12
                                                      -------      -------
  Total Liabilities                                   $    13      $    20
                                                      =======      =======



                         Three Months Ended         Nine  Months Ended
                            September 30,              September 30,
                          1997         1996          1997        1996

 Other expense, net      $   -        $   -         $  (1)      $  (1)


Corporate general and administrative costs have been allocated to the Group. These allocations were less than $1 million for the three and nine months ended September 30, 1997 and 1996.

Mine management income from the Diversified Group was $7 million and $9 million for the three months ended September 30, 1997 and 1996 and $23 million and $24 million for the nine months ended September 30, 1997 and 1996.

In April 1997, the Group and a partner each invested $15 million to acquire a 96% interest in Oak Mountain Energy L.L.C. ("Oak Mountain"). Oak Mountain
then acquired the existing assets of an underground coal mine in Alabama for approximately $18 million and assumed approximately $14 million of related liabilities. Oak Mountain intends to use the remaining cash and $30 million of nonrecourse bank borrowings to retire the existing debt and further develop and
modernize the mine.   Oak Mountain's results are consolidated with those of
the Group on a pro-rata basis since the date of acquisition. The coal mine's results of operations prior to the acquisition were not significant relative to the Group's results.

5. Other Matters:

In October 1996, the PKS Board of Directors ("Board") directed PKS' management to pursue a listing of Class D Stock as a way to address certain issues created by PKS' two-class capital stock structure and the need to attract and retain the best management for PKS' businesses. During the course of its examination of the consequences of a listing of Class D Stock, management concluded that a listing of Class D Stock would not adequately address these issues, and instead began to study a separation of the Construction and Mining Group and the Diversified Group. At the regular meeting of the Board on July 23, 1997, management submitted to the Board for consideration a proposal for separation of the Construction and Mining Group and the Diversified Group through a split-off of the Construction and Mining Group (the "Transaction"). At a special meeting on August 14, 1997, the Board approved the Transaction.

The separation of the Construction and Mining Group and the Diversified Group would be contingent upon a number of conditions, including the favorable ratification by a majority of both Class C and Class D shareholders and the receipt by the Company of an Internal Revenue Service ruling or other assurance acceptable to the Board that the separation would be tax-free to U.S. shareholders. As a result, the restructuring will probably not occur until mid-year 1998. The Diversified Group probably will not seek to list its stock for public trading on a national securities exchange until it raises capital through a public equity offering or desires to have a listed equity security available for acquisitions. The Board will retain the right, even if the stockholders ratify the proposal and favorable tax treatment is satisfied, to abandon, defer or modify the Transaction if it believes that it would be in the best interests of all stockholders.

The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.


Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Third Quarter 1997 vs. Third Quarter 1996

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to the Group. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document.

Revenue from each of the Group's business segments for the three months ended September 30 was (in millions):

                                                       1997       1996

             Construction                             $  741     $  588
             Materials                                    83         63
                                                      ------      -----
                                                      $  824      $ 651
                                                      ======      =====
Construction and Materials. Construction and materials revenue for the three months ended September 1997 increased 27%, or $173 million, from the same period in 1996. Construction revenues were up 26% compared to 1996. The consolidation of ME Holdings in 1997 resulted in an additional $77 million of revenue for the Group. In addition to ME Holding, several large sole contracts and joint ventures became fully mobilized and entered into their peak construction phase of work. Materials revenue was up 32% in 1997. Strong market conditions and the acquisition of additional facilities in Arizona were responsible for approximately 66% of the increase in sales. The remaining sales growth was due to increases in cement costs which were passed on to customers.

Contract backlog at September 30, 1997 was $3.7 billion of which 8% is attributable to foreign operations located in Canada and Indonesia.
Domestic projects are spread geographically throughout the U.S. Included in backlog is $673 million for the "I-15" project awarded in late March. The Group is the sponsoring partner on the design-build joint venture reconstructing 16 miles of Interstate 15 through the Salt Lake City, Utah area. It is expected to be completed in December of 2001.

Margins on construction projects for the third quarter of 1997 declined to 9% from 11% for the same period in 1996. The recognition of income on design-build contracts tends to be recognized later in the construction cycle due to the complexities of these types of projects. The awarding of several of these types of contracts in 1997, including "I-15", resulted in lower margins to the Group. The completion of the design-build San Joaquin toll road project in late 1996 contributed to the higher returns in that year. Material margins, as a percentage of revenue, in 1997 were unchanged from 1996.

General and Administrative Expenses.   The consolidation of ME Holding in 1997
accounted for 62% of the increase in general and administrative expenses. Excluding these costs, general and administrative expenses increased 12% in the period. Increases in compensation, travel and insurance expenses are responsible for the increase.

Investment Income, net.  Investment income declined $2 million in 1997.
This decline is due to the consolidation of ME Holding in the 1997 financial statements. Equity earnings derived from the Group's investment in ME Holding in 1996 was $2 million.

Interest Expense, net. The $2 million of interest expense in 1997 is attributable to the debt assumed in the Oak Mountain acquisition and debt incurred to purchase ME Holding.

Other, net.   Other income is primarily comprised of mine management income from the Diversified Group and gains and losses on the disposition of property, plant and equipment and other assets. Other income increased 25% in 1997 compared to 1996. Increases in gains on the disposal of equipment and other miscellaneous income were partially offset by a decline in mine management fee income.

Provision for Income Taxes. The effective income tax rates of 38% in 1997 and 1996 are higher than the expected statutory rate of 35% primarily due to state income taxes.

Results of Operations - Nine Months 1997 vs. Nine Months 1996

Revenue from each of the Group's business segments for the nine months ended September 30 was (in millions):

                                                         1997        1996

            Construction                             $   1,756    $   1,549
            Materials                                      212          180
                                                     ---------    ---------
                                                     $   1,968    $   1,729
                                                     =========    =========

Construction and Materials. Construction and materials revenues for the nine months ended September 30, 1997 increased $239 million or 14% compared to the same period in 1996. Construction revenues were up 13% compared to 1996.
The inclusion of ME Holding in the consolidated results in 1997 contributed
$174 million to construction revenue.   Material revenues also increased
by 18% in 1997.Strong market conditions in Arizona and the acquisitions of additional facilities in the Arizona and Pacific-Northwest were responsible for 60% of the sales growth in 1997. The remaining growth was due to higher cement costs in the Arizona market that were passed on to customers.

Margins on construction projects as a percentage of revenue for the first nine months of 1997 increased from 9% to 10% due to change order settlements, cost efficiencies, and early completion bonuses. Materials margins as a percentage of revenues decreased slightly from 10% to 9% due to the increased cost of concrete.

General and Administrative Expenses. General and administrative expenses increased 21% in 1997. This increase is primarily attributable to $10 million of overhead expenses included as a result of consolidating ME Holding. Also contributing to the increase were higher professional fees, compensation expenses and insurance costs.

Interest Expense, net. The increase in interest expense in 1997 is attributable to the debt incurred to purchase ME Holding and assumed in the Oak Mountain acquisition. In 1996, the Group incurred short term debt to fund the conversion of Class C Stock to Class D Stock. These borrowings were repaid in the second quarter of 1996.

Other, net. An increase in the gains on the sale and disposal of construction equipment to $23 million from $16 million, was primarily responsible for the increase in other income. Mine management fee and miscellaneous other income were relatively unchanged from the same period in 1996.

Provision for Income Taxes. The effective income tax rate of 40% in 1997 and 39% in 1996 differ from the expected statutory rate of 35% primarily due to state income taxes.

Financial Condition - September 30, 1997 vs. December 28, 1996

The Group's working capital increased $22 million or 6% during the first nine months of 1997. The increase was primarily due to $165 million of cash generated by operating activities, the issuance of common stock totaling
$34 million, net proceeds from the sale of marketable securities of $27 million, proceeds from the sale of property, plant and equipment and other assets of $34 million and $3 million of debt borrowings. Partially offsetting these sources were capital expenditures of $89 million, investments and acquisitions, including $15 million for Oak Mountain, the exchange of Class B&C stock for Class D Stock and the repurchase of Class C Stock totaling $74 million, and dividend payments of $13 million.

The Group typically anticipates investing between $40 and $75 million annually in its construction business, including opportunities to acquire additional businesses. Through September 30, 1997, the Group had invested $89 million in new equipment.  This amount is higher than normal primarily due to
$25 million of equipment purchases for a highway project located in a
part of the country where existing equipment was not available.   Other long
term liquidity uses include the payment of income taxes, repurchases and conversions of common stock and the payment of dividends, including an $.80 per share dividend declared on October 22, 1997 and payable in January 1998. The Group's current financial condition and borrowing capacity together with anticipated cash flows from operations should be sufficient for immediate cash requirements and future investing activities.

In October 1996, the PKS Board of Directors ("Board") directed PKS' management to pursue a listing of Class D Stock as a way to address certain issues created by PKS' two-class capital stock structure and the need to attract and retain the best management for PKS' businesses. During the course of its examination of the consequences of a listing of Class D Stock, management concluded that a listing of Class D Stock would not adequately address these issues, and instead began to study a separation of the Construction and Mining Group and the Diversified Group. At the regular meeting of the Board on July 23, 1997, management submitted to the Board for consideration a proposal for separation of the Construction and Mining Group and the Diversified Group through the split-off of the Construction and Mining Group (the "Transaction"). At a special meeting on August 14, 1997, the Board approved the Transaction.

The separation of the Construction and Mining Group and the Diversified Group would be contingent upon a number of conditions, including the favorable ratification by a majority of both Class C and Class D shareholders and the receipt by the Company of an Internal Revenue Service ruling or other assurance acceptable to the Board that the separation would be tax-free to U.S. shareholders. As a result, the restructuring will probably not occur until mid-year 1998. The Diversified Group probably will not seek to list its stock for public trading on a national securities exchange until it raises capital through a public equity offering or desires to have a listed equity security available for acquisitions. The Board will retain the right, even if the stockholders ratify the proposal and favorable tax treatment is satisfied, to abandon, defer or modify the Transaction if it believes that it would be in the best interests of all stockholders.